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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                    2002 FINANCIAL RESULTS AND GENERAL UPDATE

                             MAY 16, 2003, IMMEDIATE

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce its financial results for the fiscal year ended December 31, 2002 with the comparative performance highlights. The results are reported in Canadian dollars.

Caledonia also provides a general update and reports on the winter exploration program on the Kikerk Lake joint venture with Ashton Mining of Canada Inc. ("Ashton").

PERFORMANCE HIGHLIGHTS:

Caledonia continues to remain largely debt free and continues to focus its efforts on advancing its assets and adding shareholder value. Caledonia intends to extend this focus to include the addition of income producing assets in order to fund its activities and further acquisitions.

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                                                                        2002            2001            2000
                                                                        ----            ----            ----
FINANCIAL - $ THOUSANDS
Net Income (Loss) before write-downs                                  (1,754)         (1,195)          7,412
Net Income (Loss) after write-downs                                   (4,331)         (1,195)          7,412
Assets                                                                24,767          24,973          25,063
Current Liabilities                                                    1,336           2,701           2,556
Long Term Liabilities                                                  1,280           1,813           1,813
Shareholders' Equity                                                  22,151          20,459          20,694

SHARE INFORMATION
Shares Outstanding (Thousands)                                       221,795         165,202         148,202
Earnings (Loss) per Share                                              (0.02)          (0.01)           0.08
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The 2002 Annual Report has been filed on SEDAR and will be mailed to
Shareholders on May 20th, and has been posted today on our website at:
http://www.caledoniamining.com .

The Annual Meeting of Shareholders will be held at 09:30 in Toronto on June 24, 2003.

KIKERK LAKE

The Kikerk Lake property is located in the Coronation Gulf region of Nunavut and hosts the diamondiferous Potentilla and Stellaria kimberlites, identified on the property in 2001 and 2002 respectively.

The winter portion of the 2003 program announced by Ashton and Caledonia on March 7, 2003 has been completed and three electromagnetic anomalies associated with indicator mineral dispersions and underlying lakes approximately one km west of Potentilla were tested by drilling. At one anomaly, two angle holes drilled at inclinations of 46 degrees and 65 degrees from

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horizontal intersected approximately 0.6 m and 0.3 m of kimberlite respectively.
This anomaly is located about 1.2 km west of the Stellaria kimberlite associated with a two km long linear structure. No kimberlite was intersected at the other two anomalies.

Exploration on the Kikerk Lake property will continue during the summer and field activities will include follow-up on a number of unexplained indicator mineral and geophysical anomalies through heavy mineral sampling, ground geophysical surveys and prospecting.

Exploration on the Kikerk Lake property is governed by an option and joint venture agreement among Ashton, Caledonia and Northern Empire Minerals Ltd. Ashton has a 52.5 percent interest in the property and has exercised its option with Caledonia to increase its interest to 59.5 percent. Northern Empire has a 30 percent joint participating interest and is funding the current program. Ashton as operator of the programs is responsible for the design, conduct, verification and quality assurance of the analytical results.

GENERAL UPDATE

The Barbrook Gold mine in South Africa has been returned to commercial production and mined tonnage continues to increase. Both Barbrook and the 96% owned Eersteling Gold Mine have received their permanent mining authorizations from the South African Department of Minerals and Energy ("DME"), who have also issued Eersteling with a Prospecting Permit for the Rooipoort Platinum Project. At Eersteling, prior to commencing the dewatering of the first three shafts, water levels and samples have been taken from the surrounding farm boreholes and discussions are being held with the DME and the Department of Water Affairs regarding the storage and subsequent use of this pumped water by the mine.

A comprehensive desk study on Rooipoort, based on airborne geophysics and the down dip drilling on the adjacent farm undertaken by Anglo Platinum has been completed. This study has confirmed the likely presence of both the Merensky and the UG-2 platinum group metals on the property. A ground geophysics program will commence in early June and subject to these results will likely be followed immediately by a drilling program.



FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

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
S. E. HAYDEN                                JAMES JOHNSTONE                     CHRIS HARVEY
Chairman, President and CEO                 V-P Operations and COO              Technical Director
South Africa                                Canada                              Canada
Tel: (011-27-11) 447-2499                   Tel: (1-905) 607-7543               Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                   Fax: (1-905) 607-9806               Fax: (1-905) 607-9806
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Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found on our website
http://www.caledoniamining.com